CAPITAL GROUP LLC
December 11, 2006
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., Mail Stop 6010
Washington, D.C. 20549

Re:	Uroplasty, Inc.
Registration Statement on Form SB-2 (File No. 333-138265)
Ladies and Gentlemen:
     In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Uroplasty, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement to December 12, 2006 at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.
     Pursuant to the requirements of Rules 460 and 461 under the Act (including the information mentioned in Rule 418(a)(7)), we hereby provide the following information:

(i)	The date of the Preliminary Prospectus is November 27, 2006;

(ii)	The Preliminary Prospectus was distributed between the date of the Preliminary Prospectus and the current date.

(iii)	Preliminary Prospectuses were provided to two prospective dealers.

(iv)	20 copies of the Preliminary Prospectus were provided to the two prospective selected dealers.

(v)	80 copies of the Preliminary Prospectus were provided to prospective institutional and retail investors and others.

(vi)	The undersigned has and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, CRAIG-HALLUM CAPITAL GROUP LLC
By /s/ Patricia S. Bartholomew
Patricia S. Bartholomew, Managing Partner

222 South Ninth Street Suite 350 Minneapolis Minnesota 55402
Phone: 612-334-6300 • Toll Free: 800-752-1476 • Fax: 612-334-6399
Trading: 800-752-1471